UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.

English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission), dated July 26, 2012, regarding appointment of a director and an alternate director and replacement of audit committee member.

NORTEL INVERSORA S.A.	FREE TRANSLATION

Buenos Aires, July 26, 2012

Mr. President of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

Dear Sir:

Re:	Appointment of a director and an alternate director.
Replacement of Audit Committee Member.

As attorney-in-fact of Nortel Inversora S.A. (hereinafter “Nortel” or the “Company”), I am pleased to inform you that:

1)	As informed in our letter dated June 14, 2012, Messrs. Javier Errecondo and Saturnino Funes submitted their resignations as director and alternate director of the Company, respectively, as a result of the termination of the circumstances that granted the right to vote and to appoint directors to the Class “A” Preferred Shares, pursuant to Section 15 of the Company’s Bylaws and the Terms and Conditions of Issuance of the Class “A” Preferred Shares, which resignations were accepted by the Company’s Board of Directors on June 14, 2012. Such resignations were effective as of the moment in which Nortel made available to the holders of Class “A” Preferred Shares payment of the scheduled redemption price, preferred dividends and additional distribution (the latter only for those holders of Class “A” Preferred Shares who deliverED a waiver and release letter as determined by the Company) approved by the Ordinary and Extraordinary General and Special “Class A” Preferred Stockholders’ Meeting held on June 13, 2012.

2)	The Board of Directors has verified that on June 29, 2012, all payments that were a condition to the effectiveness of the above referred resignations have been made. Therefore, in order to fill the Board vacancies, on the date hereof the Board of Directors requested the Company’s Supervisory Committee to appoint one director and one alternate director, pursuant to Section 258, second paragraph of the Argentine Corporations Law (“LSC”), to serve until the next Stockholders’ Meeting.

3)	Pursuant to Section 258 of the LSC, the Supervisory Committee appointed Mrs. María Inés Cecilia de San Martín as director and Mr. Mario Biondi as her alternate director, both of whom qualify as “independent directors” pursuant to the applicable criteria of the Comisión Nacional de Valores, the U.S. Securities and Exchange Commission and the New York Stock Exchange, and who will occupy their positions until the next Stockholders’ Meeting.

4)	We hereby inform you that on the date hereof the Board appointed Mrs. María Inés Cecilia de San Martín as member of the Audit Committee to replace Mr. Javier Errecondo.

Sincerely,

María Blanco Salgado

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: July 30, 2012	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager